Exhibit 99.2

Consolidated Financial Statements of
Triple Flag Precious Metals Corp.

For the years ended December 31, 2023 and 2022

(Expressed in United States Dollars)

Management’s Report on Internal Control Over Financial Reporting

Triple Flag Precious Metals Corp.’s (“TF Precious Metals”) management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Triple Flag’s management, with the participation of its Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2023. Triple Flag’s management conducted an evaluation of the Company’s internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management, including the Chief Executive Officer and the Chief Financial Officer, concluded that the Company's internal control over financial reporting is effective as of December 31, 2023.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2023 has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their report appearing herein.

/s/ Shaun Usmar	/s/ Sheldon Vanderkooy
Shaun Usmar, Chief Executive Officer	Sheldon Vanderkooy, Chief Financial Officer

February 21, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Triple Flag Precious Metals Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Triple Flag Precious Metals Corp. and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of indicators of impairment of mineral interests

As described in notes 3, 4 and 12 to the consolidated financial statements, the carrying value of mineral interests amounted to $1,773 million as at December 31, 2023. Management assesses at the end of each reporting period whether there are any indicators that the carrying value of mineral interests may not be recoverable. If impairment indicators exist, management estimates the recoverable amount at the cash-generating unit (CGU) level. Management considers each mineral stream or royalty agreement to be a separate CGU, which is the lowest level for which cash inflows are largely independent of those of other interests. Management applies significant judgment in assessing whether impairment indicators exist, including, among others, significant adverse changes to: (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information.

The principal considerations for our determination that performing procedures relating to the assessment of indicators of impairment of mineral interests is a critical audit matter are (i) the significant judgment by management when assessing whether there were indicators of impairment which would require an impairment analysis to be performed, and (ii) a high degree of auditor judgment, subjectivity and effort in evaluating management’s assessment of indicators of impairment related to significant changes in future production and operator reserve and resource estimates, current and forecast commodity prices, industry or economic trends, and other relevant operator information.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of indicators of impairment of mineral interests. These procedures also included, among others, evaluating the reasonableness of management’s assessment of impairment indicators for a sample of mineral stream and royalty agreements, related to significant adverse changes to: (i) future production and operator reserve and resource estimates, (ii) current or forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information, by considering: (i) current and past performance of the mineral stream and royalty; (ii) consistency with external market and industry data; (iii) publicly disclosed or other relevant operator information; and (iv) consistency with evidence obtained in other areas of the audit.

Valuation of mineral interests acquired as part of the acquisition of Maverix Metals Inc.

As described in note 6 to the consolidated financial statements, on January 19, 2023, the Company acquired all issued and outstanding common shares of Maverix Metals Inc. (Maverix) in accordance with the terms of an arrangement agreement dated November 9, 2022. The assets acquired included $588 million of mineral interests. To estimate the fair value of a significant portion of the mineral streams and royalty interests acquired (mineral interests), management used discounted cash flow models. Management applied significant judgment in determining the fair value of the mineral interests using discounted cash flow models, including the use of significant assumptions such as: discount rates, long-term forecast commodity prices, and future production and operator mineral reserve and resource estimates for the Maverix portfolio of mineral streams and royalty agreements. Management’s estimates of future production and operator mineral reserve and resource estimates are based on information compiled by appropriately qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the valuation of mineral interests acquired as part of the acquisition of Maverix is a critical audit matter are: (i) the significant judgment by management in determining the fair value of the mineral interests upon acquisition; (ii) the use of management’s specialists in the estimates of future production and operator mineral reserve and resource estimates for the Maverix portfolio of mineral streams and royalty agreements; (iii) the high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s discounted cash flow models and significant assumptions, including the discount rates, long-term forecast commodity prices, and future production and operator mineral reserves and resource estimates for the Maverix portfolio of mineral streams and royalty agreements; and (iv) the audit effort involved professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating the audit evidence in connection with forming our overall opinion on the consolidated financial statements. The procedures included testing the effectiveness of controls related to the valuation of mineral interests acquired as part of the acquisition of Maverix. These procedures also included, among others, testing management’s process for estimating the fair value for a sample of mineral interests using discounted cash flow models; evaluating the appropriateness of the discounted cash flow models; testing the completeness and accuracy of underlying data; and evaluating the reasonableness of significant assumptions used by management. Evaluating management’s significant assumptions with respect to the long-term forecast commodity prices involved; evaluating whether the assumptions were reasonable by considering (i) the consistency with external market and industry data, and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit, as applicable. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the estimated future production and operator’s mineral reserve and resource estimates. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included an evaluation of the methods and assumptions used by management’s specialists, tests of the data used by management’s specialists and an evaluation of management’s specialists’ findings. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the discount rates.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 21, 2024

We have served as the Company’s auditor since 2018.

Triple Flag Precious Metals Corp.

Consolidated Balance Sheets

As at December 31 ($US thousands)	2023	2022
ASSETS
Cash and cash equivalents (Note 7)	$17,379	$71,098
Amounts receivable and prepaid expenses (Note 8)	20,215	9,603
Investments and prepaid gold interests (Note 11)	13,947	9,906
Loans receivable (Note 10)	2,500	—
Income tax receivable	1,605	—
Inventory (Note 9)	1,392	—
Current assets	57,038	90,607

Mineral interests (Note 12)	1,773,053	1,228,171
Loans receivable (Note 10)	18,986	11,096
Other assets	3,495	4,547
Deferred income tax (Note 21)	9,343	2,610
Prepaid gold interests (Note 11)	32,549	—
Non-current assets	1,837,426	1,246,424

TOTAL ASSETS	$1,894,464	$1,337,031

LIABILITIES AND EQUITY
Liabilities
Amounts payable and other liabilities (Note 14)	$15,666	$11,320
Lease obligation	390	277
Income tax payable	1,259	989
Current liabilities	17,315	12,586

Debt (Note 15)	57,000	—
Lease obligation	1,756	1,640
Deferred income tax (Note 21)	3,638	1,485
Other non-current liabilities	4,014	2,841
Non-current liabilities	66,408	5,966

Shareholders’ equity
Share capital (Note 22)	1,749,180	1,250,194
Retained earnings	46,831	63,670
Other	14,730	4,615
	1,810,741	1,318,479

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,894,464	$1,337,031

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Shaun Usmar	/s/ Susan Allen
Shaun Usmar, Director	Susan Allen, Director

Triple Flag Precious Metals Corp.

Consolidated Statements of Income

For the years ended December 31 ($US thousands, except per share information)	2023	2022
Revenue (Note 26)	$204,024	$151,885

Cost of sales
Cost of sales excluding depletion	36,840	14,796
Depletion	65,108	50,085
Gross profit	102,076	87,004

General administration costs (Note 16)	20,095	15,516
Business development costs (Note 16)	4,219	2,976
Impairment charges (Note 13)	27,107	3,600
Expected credit losses (Note 10)	9,723	—
Sustainability initiatives	670	805
Operating income	40,262	64,107

(Loss)/gain on disposition of mineral interests (Note 12)	(1,000)	2,099
Increase/ (decrease) in fair value of investments and prepaid gold interests (Note 11)	1,467	(4,066)
Finance costs, net (Note 17)	(4,122)	(1,413)
Foreign currency translation loss	(218)	(352)
Other expenses	—	(500)
Other expenses	(3,873)	(4,232)

Earnings before income taxes	36,389	59,875
Income tax expense (Note 21)	(107)	(4,789)
Net earnings	$36,282	$55,086

Earnings per share (Note 29)
Basic	$0.18	$0.35
Diluted	$0.18	$0.35

The accompanying notes form an integral part of these consolidated financial statements.

Triple Flag Precious Metals Corp.

Consolidated Statements of Cash Flows

For the years ended December 31 ($US thousands)	2023	2022
Operating activities
Net earnings	$36,282	$55,086
Adjustments for the following items:
Depletion	65,108	50,085
Non-cash cost of sales related to prepaid gold interests	15,972	836
Amortization (Note 16)	369	374
Impairment charges (Note 12)	27,107	3,600
Expected credit losses (Note 10)	9,723	—
Loss/(gain) on disposition of mineral interests	1,000	(2,099)
(Increase)/decrease in fair value of investments and prepaid gold interests (Note 11)	(1,469)	4,066
Stock-based compensation expense	3,406	3,304
Income tax expense (Note 21)	107	4,789
Finance and other costs, net	4,348	3,766
Operating cash flow before working capital and taxes	161,953	123,807
Income taxes paid	(6,083)	(5,031)
Change in working capital (Note 28)	(1,732)	(400)
Operating cash flow	154,138	118,376

Investing activities
Acquisition of mineral interests (Note 6 and 12)	(190,895)	(52,280)
Proceeds on disposition of mineral interests	1,700	4,500
Proceeds on sale of investments	—	6,258
Acquisition of loans receivables	(21,043)	—
Acquisition of investments and prepaid gold interests	(2,741)	(7,394)
Net cash used in investing activities	(212,979)	(48,916)

Financing activities
Proceeds from issuance of debt (Note 15)	130,000	—
Repayments of debt (Note 15)	(73,000)	—
Proceeds from exercise of stock options and warrants (Note 22)	16,837	—
Normal course issuer bid purchase of common shares (Note 22)	(20,713)	(4,127)
Dividends paid (Note 22)	(41,311)	(30,406)
Repayments of principal and interest on lease obligation	(436)	(359)
Payments of interest and other financing costs	(6,254)	(2,014)
Debt issue costs and other	—	(1,844)
Net cash from/(used in) financing activities	5,123	(38,750)
Effect of exchange rate changes on cash and cash equivalents	(1)	(284)
(Decrease)/increase in cash and cash equivalents during the year	(53,719)	30,426
Cash and cash equivalents at beginning of the year	71,098	40,672
Cash and cash equivalents at end of the year	$17,379	$71,098

The accompanying notes form an integral part of these consolidated financial statements.

Triple Flag Precious Metals Corp.

Consolidated Statements of Changes in Equity

($US thousands, except share information)	Common Shares	Share Capital	Retained Earnings	Other	Total

At January 1, 2022	156,036,737	$1,253,013	$40,298	$1,311	$1,294,622

Normal course issuer bid purchase of common shares	(351,144)	(2,819)	(1,308)	—	(4,127)
Stock-based compensation expense	—	—	—	3,304	3,304
Net earnings	—	—	55,086	—	55,086
Dividends	—	—	(30,406)	—	(30,406)
Balance at December 31, 2022	155,685,593	$1,250,194	$63,670	$4,615	$1,318,479

At January 1, 2023	155,685,593	$1,250,194	$63,670	$4,615	$1,318,479

Shares issued to Maverix shareholders	45,097,390	491,111	—	—	491,111
Issuance of shares from exercise of stock options	256,799	442	—	—	442
Normal course issuer bid purchase of common shares and ASPP	(1,485,820)	(16,903)	(11,810)	—	(28,713)
Stock-based compensation expense	—	—	—	3,406	3,406
Stock-based compensation granted to Maverix employees	—	—	—	6,709	6,709
Net earnings	—	—	36,282	—	36,282
Dividends	—	—	(41,311)	—	(41,311)
Warrants issued to Maverix shareholders	—	—	—	7,938	7,938
Issuance of shares from exercise of warrants	1,800,000	24,336	—	(7,938)	16,398
Balance at December 31, 2023	201,353,962	$1,749,180	$46,831	$14,730	$1,810,741

The accompanying notes form an integral part of these consolidated financial statements.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

1. Nature of operations

Triple Flag Precious Metals Corp. (“TF Precious Metals”) was incorporated on October 10, 2019 under the Canada Business Corporations Act. TF Precious Metals is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1, Canada.

The consolidated financial statements of TF Precious Metals for the years ended December 31, 2023 and 2022 comprise TF Precious Metals and its wholly owned subsidiaries (together, the “Company” or “Triple Flag”).

The Company is a precious-metals-focused streaming and royalty company. Its revenues are largely generated from a diversified portfolio of properties in Australia, Canada, Colombia, Cote d’Ivoire, Honduras, Mexico, Mongolia, Peru, South Africa and the United States.

2. Basis of presentation

These consolidated financial statements of TF Precious Metals and its subsidiaries have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). There were no items of comprehensive income or loss for either of the periods presented. These consolidated financial statements were authorized for issuance by the Board of Directors of TF Precious Metals on February 21, 2024.

3. Summary of material accounting policies

The material accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements.

a.	Consolidation principles

The consolidated financial statements incorporate the financial statements of TF Precious Metals and its wholly owned subsidiaries. Subsidiaries are fully consolidated from the date on which the Company acquires control. Control is defined as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, revenues and expenses between the parent and its subsidiaries are eliminated on consolidation.

The principal subsidiaries of the Company and their geographic locations at December 31, 2023 are as follows:

Entity	Location	Ownership
Triple Flag International Ltd.	Bermuda	100%
TF R&S Canada Ltd.	Canada	100%
TF Australia Holdings Ltd.	Canada	100%
Maverix Metals Inc.	Canada	100%
Maverix Metals (Australia) Pty Ltd.	Australia	100%
Maverix Metals (Nevada) Inc.	United States	100%

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

b.	Foreign currency

The presentation and functional currency of the Company is the United States dollar (“USD”). The functional currency of each of the subsidiaries is the currency of the primary economic environment in which the entity operates. Due to the following factors, the functional currency of each entity is USD:

●	revenues are based on commodities that are actively traded and denominated in USD;
●	the cash component of cost of sales is linked to commodity prices that are denominated in USD;
●	the capital management strategy is aimed at keeping most of the Company’s cash balances in USD;
●	capital is raised in USD; and
●	investments are made predominantly in USD.

Foreign currency transactions are translated into the entity’s functional currency using the exchange rate prevailing on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income. Non-monetary assets and liabilities arising from transactions denominated in foreign currencies are translated at the historical exchange rates prevailing at each transaction date.

c.	Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term deposits with original maturities of 90 days or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

d.	Inventory

Precious metals delivered under a precious metal purchase and sale agreement and related interests are recorded as inventory on the date of delivery. The amount recognized as inventory comprises the ongoing cash payments made by the Company pursuant to the agreement, capitalized depletion associated with the respective metal delivered, as well as metal delivered under a prepaid gold interest. Inventory is valued at the lower of cost and net realizable value and cost is determined on the first-in, first-out basis.

e.	Mineral interests

General

Mineral interests represent stream agreements for which settlement is called for in the delivery of a percentage of production of precious metal from a mine and royalty agreements. The major categories of the Company’s interests are producing mines and development or exploration projects. Producing assets are those that generate revenue from operations for the Company or are expected to generate revenue within the next year. Development stage projects are those that are not yet producing, but where, in management’s view, the technical feasibility and commercial viability of extracting Mineral Resources are identifiable. Exploration stage assets represent interests on projects where the technical feasibility and commercial viability of extracting Mineral Resources are not demonstrable. Mineral interests for producing and development stage assets are recorded at cost and capitalized as tangible assets with finite lives in accordance with IAS 16, Property, Plant and Equipment (“IAS 16”). They are subsequently measured at cost less accumulated depletion and accumulated impairment charges. Exploration stage projects are recorded and capitalized in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources (“IFRS 6”).

The cost of a mineral interest comprises the purchase price and any costs directly attributable to acquiring the interest. In the event that an acquisition contains more than one commodity, the fair value of an allocation to each commodity is

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

based on the discounted expected and modeled relative cash flows from each commodity in the arrangement over the life of the streams.

The acquisition costs of recoverable resources which comprise Mineral Reserves and Mineral Resources, whereby Mineral Resources are expected to be converted to Mineral Reserves based on judgment and historical conversion rates achieved by the mine operator (‘‘converted resources’’), are recorded as a depletable asset on the acquisition date.

The Company uses the following criteria in its assessment of technical feasibility and commercial viability:

●	Geology and Mineral Resources: assessment of the location, quantity, grade or quality, continuity and other geological characteristics of a mineral deposit, the basis of estimates and interpretations from specific geological evidence and knowledge, including sampling.
●	Mineral Reserves: consideration of all relevant modifying factors pertinent to Mineral Resources to determine Mineral Reserves; these include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
●	Technical studies: the status and extent of technical studies, specifically feasibility, preliminary feasibility and preliminary economic assessments, within the context of the foregoing.

On acquisition of a mineral interest, an allocation of its fair value is attributed to the exploration potential of the mineral interest. The value associated with exploration potential is the value beyond proven and probable reserves and converted resources at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category. Updated Mineral Reserves and Mineral Resources information obtained from the operators of the properties is used to assess the amount to be converted from non-depletable interest to depletable interest. If the cost of a mineral interest includes any contingent consideration, the contingent consideration is measured at fair value on the date of the acquisition and included in the cost of the mineral interest. Subsequent changes in fair value of the contingent consideration are recorded against the cost of the mineral interest acquired.

Depletion

Mineral interests in producing mines are depleted based on deliveries of precious metal under the stream agreement or payment of royalties under royalty agreements over the Company’s attributable share of total estimated recoverable resources to be produced at the mine. The life of the mineral properties is estimated using life of mine (“LOM”) models specifically associated with the mineral properties, which include Mineral Reserves and Mineral Resources, whereby Mineral Resources are expected to be converted to Mineral Reserves based on judgment and historical conversion rates achieved by the mine operator. Where LOM models are not available for a mineral property, the Company uses publicly available information related to the mineral interest to estimate the life of the property and portion of Mineral Resources that the Company expects to be converted into Mineral Reserves. Where LOM models and publicly available Mineral Reserves and Mineral Resources statements are not available, depletion is based on the Company’s best estimate of the volumes to be delivered under the contract. The Company relies on information it is entitled to under contracts with operators and/or public disclosures of information on Mineral Reserves and Mineral Resources from the operators of the producing mineral interests. Any changes to depletion rates are accounted for prospectively as a change in estimate.

Depletion for development and exploration stage projects does not begin until revenue generating activities begin.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Impairment

Management assesses at the end of each reporting period whether there are any indicators that the carrying value of mineral interests may not be recoverable or that an impairment loss previously recognized should be reversed or partially reversed (together, “impairment indicators”). If impairment indicators exist, management estimates the recoverable amount at the cash generating unit (“CGU”) level. Management considers each mineral stream or royalty agreement to be a separate CGU, which is the lowest level for which cash inflows are largely independent of those of other interests in accordance with IAS 36, Impairment of Assets (“IAS 36”).

Management applies significant judgment in assessing whether impairment indicators exist including, among others, significant adverse changes to (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information.

Where impairment indicators are identified, a CGU’s carrying amount is written down to its estimated recoverable amount if the CGU’s carrying amount is greater than its estimated recoverable amount.

The recoverable amount of the CGU is the greater of its fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). In determining the recoverable amount, the Company focuses on FVLCD as this will generally be greater than or equal to VIU. The best evidence of FVLCD is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCD is based on the best information available to reflect the amount the Company could receive for the CGU in an arm’s length transaction. Where appropriate, the Company uses VIU, which is calculated using the present value of future cash flows expected to be derived from a CGU. Impairment charges are included in the “Impairment charges” line within the consolidated statements of income.

An impairment charge is reversed if there is an indication that an impairment charge recognized in prior periods may no longer exist or may have decreased since the impairment charge was recognized. Impairment charges can be reversed only to the extent that the recoverable amount exceeds the carrying amount that would have been determined had no impairment been recognized previously.

Exploration stage projects are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized when the CGU’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. When exploration stage projects are reclassified to either development stage or producing stage, the project is tested for impairment. Any resulting impairment charge is recognized in the consolidated statements of income.

f.	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the consolidated statements of income except to the extent that they relate to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Deferred tax is not recognized for:

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and
●	temporary differences related to investments in subsidiaries, to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and tax assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

g.	Revenue from contracts with customers

Revenue comprises revenues from the sale of commodities received and revenues directly earned from royalty, stream and other related interests. Revenue is measured at the fair value of the consideration received or receivable for the sale of precious metals and/or receipt of mineral royalties in the ordinary course of the Company’s activities.

For streaming interests, gold, silver and diamonds acquired from the mine operator under stream arrangements are sold by the Company to external customers through a third-party broker. The Company recognizes revenue from these sales when control over the commodity transfers to the customer. The Company transfers control over the commodity on the date the commodity is delivered to the customer’s account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer, and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the delivery date based on the spot price for the commodity, and payment of the transaction price is generally due immediately when control has been transferred.

For royalty interests, commodities are either sold by the mine operator to its customers under contracts that are established for the mining property on which the royalty interest is held, or revenue is generated through other related royalty interests. The Company recognizes revenue from these sales when control over the commodity transfers from the mine operator to its customer. The transfer of control occurs when the mine operator delivers the commodity to the customer, and at that point, the risk and rewards of ownership transfer to the customer and the Company has an unconditional right to payment under the royalty agreement. Revenue from royalty arrangements is measured at the transaction price agreed in the royalty arrangement with the operator of each mining property. The transaction price is the percentage of gross revenues associated with the commodity sold less contractually allowable costs, if any, per the terms of the royalty arrangement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

h.	Cost of sales excluding depletion

Cost of sales excluding depletion is recorded at the price paid to the operator under the relevant purchase agreement, including inventory delivered under a prepaid gold interest.

i.	Financial instruments

Initial recognition and measurement

Financial assets and financial liabilities are recognized on the Company’s consolidated balance sheets when the Company has become a party to the contractual provisions of the instrument.

Financial instruments are recognized initially at fair value. After initial recognition, non-derivative financial instruments are classified and measured as described below. Transaction costs associated with financial instruments are amortized over the term of the instrument.

Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”) — debt investment; or fair value through profit and loss (“FVTPL”). The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

Financial assets are not reclassified subsequent to their initial recognition, except if and in the period the Company changes its business model for managing financial assets.

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases are sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

a)	Debt instrument

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

●	the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Interest income, foreign currency translation gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Financial assets measured at amortized cost include cash and cash equivalents, amounts receivable (excluding sales taxes and prepaid expenses) and loans receivable.

Receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are all due for settlement within 60 days and are therefore classified as current. Amounts receivable are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, in

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

which case they are recognized at fair value. The Company holds the receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

Financial assets that are held for collection of contractual cash flows (where the contractual cash flows represent solely payments of principal and interest) and for sale, are measured at FVOCI. Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL.

b)Prepaid gold interest

The Company purchases certain estimated amounts of gold by providing an initial deposit that is recorded as a prepaid gold interest. Prepaid gold interests meet the definition of a financial asset in accordance with financial instrument standards and are classified as FVTPL. The prepaid gold interests are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net earnings. Prepaid gold deliveries are recorded in inventory on the delivery date. At the time such gold inventory is sold, the amounts recognized in inventory are recorded as cost of sales.

c)	Equity instrument

The Company measures all equity instruments at FVTPL. Changes in the fair value of financial assets at FVTPL are recognized in “Increase/(decrease) in fair value of investments and prepaid gold interests” in the statements of income. Equity instruments include equity investments and warrants.

Financial liabilities

On initial recognition, a financial liability is classified as measured at amortized cost or FVTPL. Financial liabilities are not reclassified subsequent to their initial recognition, except if and in the period the Company changes its business model for managing financial liabilities.

Amounts payable and other liabilities, lease obligation and debt are accounted for at amortized cost.

Impairment

The Company recognizes loss allowances for expected credit losses (“ECLs”) on financial assets measured at amortized cost.

The approach in IFRS 9, Financial Instruments (“IFRS 9”) is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. In order to measure the expected credit losses, financial assets have been grouped based on shared credit risk characteristics and the days past due.

The ECLs for loans receivable are measured based on the general approach. The ECLs are estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive discounted at the original effective interest rate. Cash flows that management expects to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of factors including, among others, production results, operating costs, commodity prices and capital requirements. Triple Flag considers both quantitative and qualitative factors as part of this assessment.

The Company applies the simplified approach permitted by IFRS 9 for receivables, which requires lifetime ECLs to be recognized from initial recognition of the receivables.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Loans receivable and receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan and failure to make contractual payments for a period of greater than 120 days past due. Impairment losses on loans receivable and receivables are presented as impairment losses within operating income. Subsequent recoveries of amounts previously written off are credited against the same line item.

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership, and it does not retain control of the financial asset.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire. The Company also derecognizes a financial liability when its terms are modified, and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at fair value. The difference between the carrying amount of the financial liability extinguished and the new financial liability with modified terms is recognized in profit or loss.

j.	Related party transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

k.	Earnings per share

Earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options whose exercise price is less than the average market price of the common shares are assumed to be exercised, and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

l.	Segment reporting

The Company’s business is organized and reported as a single operating segment, consisting of acquiring and managing precious metals and other high-quality streams, royalties and other mineral interests. The Company’s chief operating decision-maker, the Chief Executive Officer (“CEO”), makes capital allocation decisions, reviews operating results and assesses performance.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

m.	Share-based payments

The Company offers equity-settled (Stock Option Plan (“SOP”)) and cash-settled (Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)) awards to certain employees, officers and Directors of the Company.

Equity-settled awards are measured at fair value using the Black-Scholes model with market-related inputs as of the date of the grant. The cost is recorded over the vesting period of the award and recorded in general administration costs with the corresponding entry recorded in equity. Equity-settled awards are not re-measured subsequent to the initial grant date.

The Company uses the accelerated method (also referred to as ”graded” vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate which is estimated based on a number of factors, including historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

Cash-settled awards are measured at fair value initially using the market value of the underlying shares at the date of the grant of the award, and are required to be re-measured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded in general administration costs. The cost of cash-settled awards is recorded within liabilities until settled.

Stock option plan

Under the Company’s SOP, certain employees and officers may purchase common shares at an exercise price determined by the Board, which may not be less than the fair market value of a common share (being the volume weighted average trading price of the common shares on the New York Stock Exchange (“NYSE”) on the five trading days immediately prior to the applicable date on which the stock option is granted). The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved and communicated to the employee. Stock options vest equally over three years and have a seven-year expiry. The SOP arrangement has graded vesting terms. The cost of the instruments issued under the SOP is calculated using the Black-Scholes model. The cost is adjusted by the expected forfeiture rate, which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

Restricted share units

Under the Company’s RSU plan, employees and officers are granted RSUs where each RSU has a value equal to one common share. The RSUs have a 36-month cliff vesting period and are settled in cash 36 months after the grant date. Additional RSUs are credited to reflect dividends paid on common shares over the vesting period. A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to employee costs, as a component of general administration costs.

Deferred share units

Under the Company’s DSU plan, most Directors receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive all of their annual retainer in the form of DSUs. Each DSU has the same value as one common share of Triple Flag. DSUs must be retained until the Director leaves the Board. Following an eligible Director ceasing to hold all positions with the Company, the Director will receive a payment in cash at the fair market value of the common shares represented by his or her DSUs on the Director’s elected redemption date. Additional DSUs are credited to reflect dividends paid on common shares. A liability for DSUs is measured at fair value on the grant date and is

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to employee costs, as a component of general administration costs.

4. Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of the Company’s accounting policies, which are described in Note 3, the reported amounts of assets and liabilities and disclosure of commitments at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, and current and expected economic conditions. Actual results could differ from those estimates.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected.

The key sources of estimation uncertainty and judgments used in the preparation of these consolidated financial statements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and earnings within the next financial year are discussed below.

Mineral Resources and Mineral Reserves estimates and depletion

Mineral interests represent agreements for which settlement is called for in the payment of royalties or in multi-year delivery with reference to a percentage of production from a mine. Mineral interests comprise a large component of the Company’s assets and, as such, any change in the Mineral Resources and Mineral Reserves estimates of the properties to which the interests relate may have a significant effect on the Company’s consolidated financial statements. The estimation of Mineral Resources and Mineral Reserves is applied in estimating future deliveries under the agreement and determines rates of depletion and recoverability of the carrying value of the mineral interests.

In assessing the Company’s estimates of Mineral Resources and Mineral Reserves for a specific property, the Company assesses public disclosures of Mineral Resources and Mineral Reserves released by the operators and, if available, the associated mine plan to estimate total expected deliveries under the agreement.

The estimation of recoverable Mineral Resources and Mineral Reserves in respect of each agreement is generally based upon factors such as:

●	estimates of mine operating costs;
●	foreign exchange rates and commodity prices;
●	terms for offtake agreements;
●	future development costs; and
●	geological interpretation of drill results and judgments made in estimating the size and grade of the ore body.

The Company estimates exploration potential based on:

●	the size of the land package applicable to the agreement;
●	the cost and intensity of exploration programs proposed by the mine operator;
●	geological structures; and

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

●	ore body continuity and assessment of geotechnical limits.

These assumptions are, by their nature, subject to interpretation and uncertainty.

The estimates of Mineral Resources and Mineral Reserves may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Mineral Resources and Mineral Reserves may materially impact the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty and stream interests.

Impairment

Assessment of whether there are any indicators of impairment and reversal of impairment of mineral interests at the end of each reporting period requires the application of judgment.

Indicators which could trigger an impairment or impairment reversal analysis include, among others, significant adverse changes to (i) future production and operator reserve and resource estimates, (ii) current and forecast commodity prices, (iii) industry or economic trends, and (iv) other relevant operator information. Changes to any of the assumptions and estimates used in determining the fair value of the royalty and streams and related interests could impact the impairment or impairment reversal analysis.

As at September 30, 2023, the Company identified indicators of impairment for the Renard stream and Beaufor royalty interests. As a result, the Company performed impairment assessments, resulting in impairment charges recognized in the consolidated statements of income.

As at December 31, 2023, the Company did not identify any indicators of impairment or indicators of impairment losses previously recognized which should be reversed or partially reversed. Refer to Note 6 for additional disclosures.

Expected credit losses

The Company recognizes loss allowances for ECLs on financial assets measured at amortized cost.

The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition.

The ECLs for loans receivable are measured based on the general approach. The ECL is estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive discounted at the original effective interest rate. Cash flows that management expects to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of assumptions, estimates and forecasts including, among others, forecasted production results, operating costs, commodity prices and capital requirements. Changes in any of the assumptions and estimates used in determining the expected income could impact the ECL provision.

Income taxes

The interpretation and application of existing tax laws, regulations and rules in Australia, Bermuda, Canada, Colombia, Mexico, Mongolia, Peru, South Africa, the United Kingdom and the United States, or any of the other potential countries in which mineral interests are located or where commodities are sold, requires judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is based on facts and circumstances of

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

the relevant tax position, considering all available evidence. Differing interpretation of these laws, regulations and rules could result in an increase in the Company’s taxes, governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions, such as forecast commodity prices and future production. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period. Deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Business combinations

The assessment of whether an acquisition meets the definition of a business or is considered the acquisition of an asset is an area of key judgment. For the acquisition to constitute a business, we should be acquiring inputs and processes which could deliver an output. Management would need to apply judgment to determine whether any processes were acquired as part of the acquisition of assets.

For both business combinations and asset acquisitions, the assumptions and estimates with respect to determining the fair values often require management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, those of mineral interests and other properties in particular, generally require a high degree of judgment and include estimates of Mineral Resources and Mineral Reserves acquired, future metal prices, discount rates and reserve/resource conversion. Changes in the judgments made or in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

5. Adoption of accounting policies

a.	New accounting standards effective in 2023 which are applicable to the Company.
i.	Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8

The amendments aim to improve accounting policy disclosures and to help users of financial statements to distinguish between changes in accounting estimates and changes in accounting policies. In applying the amendments, we noted that, among other things, the disclosure around leases and other assets does not provide any material information to users of the consolidated financial statements and, as such, these disclosures have been reduced.

ii.	Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction

This amendment requires companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. There was no material impact on the consolidated financial statements from the amendment.

b.	New accounting standards issued but not yet effective which are applicable to the Company.
i.	Amendment to IAS 1 – Non-current liabilities with covenants

These amendments clarify how conditions with which an entity must comply within 12 months after the reporting period affect the classification of a liability. The amendments also aim to improve the information an entity provides related to liabilities subject to these conditions. These amendments are effective for annual periods beginning on or after January 1, 2024 and are not expected to have a material impact on the Company’s future reporting periods.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

6. Key developments

a.Acquisition of Johnson Camp Mine Royalty

On November 30, 2023, the Company in conjunction with Greenstone Excelsior Holdings LP entered into a financing transaction with Excelsior Mining Corp (“Excelsior”). The closing of the financing was a condition subsequent to a previously announced extension of the maturity date of Excelsior’s existing $15 million credit facility with Nebari Natural Resources Credit Fund I LP. As part of the financing transaction, the Company acquired a 1.5% gross revenue royalty (“GRR”) on the Johnson Camp Mine in Arizona, United States, operated by Excelsior for a consideration of $5.5 million in cash (the “Johnson Camp Mine Royalty”). The Johnson Camp Mine Royalty was recorded as mineral interest.

b.Acquisition of an additional royalty interest in Stawell Gold Mines Pty Ltd

On September 25, 2023, the Company entered into an agreement with Stawell Gold Mines Pty Ltd (“Stawell”) for the acquisition of an additional 2.65%  net smelter return (“NSR”) gold royalty. This is in addition to the pre-existing 1.0% NSR royalty on gold that Triple Flag previously held. Both royalties cover future production at the Stawell gold mine in Victoria, Australia. Triple Flag acquired the additional royalty interest for cash consideration of $16.6 million. The additional royalty interest was recorded as mineral interest.

c.Acquisition of Agbaou Royalty

On June 23, 2023, the Company entered into an agreement with Auramet Capital Partners, L.P. (“Auramet”) for the acquisition of the 2.5% NSR royalty it held on the Agbaou gold mine in Côte d’Ivoire, operated by Allied Gold Corporation (“Agbaou Royalty”). Triple Flag acquired the Agbaou Royalty for a total consideration of $15.5 million of which $13.5 million was paid in cash and the remaining $2.0 million paid through in-kind contribution of an asset held by the Company. The Agbaou Royalty was recorded as mineral interest.

d.Accounting for the acquisition of Maverix Metals Inc.

Management determined that the Company’s acquisition of Maverix Metals Inc. (“Maverix”), which owned a portfolio of stream, royalty and other interests, did not meet the definition of a business combination under IFRS 3 – Business Combinations. The acquisition included amounts receivable, mineral interests, financial assets, loans receivable and liabilities.  Streams and royalties are standard contractual entitlements and Triple Flag can continue to utilize its existing processes to manage royalty receipts.  Accordingly, the acquisition has been accounted for as the purchase of individual assets and liabilities in accordance with relevant IFRS Accounting Standards (IAS 16 – Property, Plant and Equipment, IFRS 9 – Financial Instruments and IAS 37 – Provisions, Contingent Liabilities and Contingent Assets). To estimate the fair value of the mineral streams and royalty interests acquired (mineral interests), management used discounted cash flow models and a market-based approach. Management applied significant judgment in determining the fair value of the mineral interests, including the use of significant assumptions, such as discount rates, long-term forecast commodity prices, and future production of operator mineral reserves and resources estimates for the Maverix portfolio of mineral stream and royalty agreements. Future production and operator mineral reserve and resource estimates are based on information compiled by appropriately qualified persons.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

January 19, 2023
Cash and cash equivalents	$4,080
Amounts receivable	5,869
Inventory	1,261
Investments and prepaid gold interests	47,494
Mineral interest	587,817
Loan receivable	10,231
Amounts payable and other liabilities	(11,133)
Lease obligation	(460)
Income tax payable	(351)
Total assets acquired, net of liabilities assumed	$644,808

Number of Triple Flag shares issued to Maverix shareholders	45,097,390
Value of Triple Flag shares issued to Maverix shareholders	491,111
Cash consideration paid to Maverix shareholders	86,666
Cash paid to retire Maverix credit facility	46,608
Maverix share options exchanged for Triple Flag replacement share options	6,709
Maverix warrants exercisable for 1,800,000 Triple Flag shares	7,938
Transaction costs	5,776
Purchase consideration	$644,808

On January 19, 2023, the Company acquired all of the issued and outstanding common shares of Maverix pursuant to the terms of an arrangement agreement dated November 9, 2022 (the “Agreement”). Pursuant to the Agreement, Maverix shareholders had the option to receive either 0.36 of a TF Precious Metals common share or $3.92 in cash per Maverix common share, in each case subject to pro-ration such that the aggregate cash consideration would not exceed 15% of the total consideration and the aggregate share consideration would not exceed 85% of the total consideration. In addition, (i) holders of options to acquire Maverix Shares received fully vested replacement options to acquire Triple Flag Shares; and (ii) RSUs of Maverix outstanding immediately prior to the effective time of the transaction, whether vested or unvested, were assigned and transferred by the holder to Maverix in exchange for a cash payment and each RSU was immediately cancelled. The outstanding Maverix warrants ( “Maverix Warrants”) (5,000,000 Maverix Warrants outstanding with an exercise price of $3.28 per Maverix Share outstanding as of the closing date) were automatically adjusted in accordance with their terms, such that if and when exercised, Maverix Warrant holders would receive a total of 1,800,000 Triple Flag shares at an exercise price of $9.11 per Triple Flag share. In connection with the closing, Triple Flag paid $86.7 million, issued 45,097,390 common shares to all former Maverix shareholders and incurred $5.8 million of transaction costs. Following the completion of the acquisition, Maverix Metals Inc. became a wholly owned subsidiary of Triple Flag.

The transaction has been accounted for as an asset acquisition on January 19, 2023, including mineral interests of $587.8 million. The significant cash flowing mineral interests are described and disclosed in Note 12. The other net assets acquired in the transaction included cash and cash equivalents, amounts receivable, prepaid gold interests and loans receivable of approximately $68.9 million, amounts payable and other liabilities, lease liabilities and income tax payable of $11.9 million. The other liabilities included change of control payment obligations under the terms of Maverix’s employment agreements.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

e.Clean Air Metals NSR Royalty

On December 19, 2022, the Company entered into a royalty purchase agreement with Clean Air Metals Inc. to acquire a 2.5% NSR royalty on the Thunder Bay North Project in Northern Ontario, Canada for C$15 million. Clean Air Metals Inc. has the right to buy down up to 40% of the NSR royalty and to reduce the NSR royalty percentage to 1.5% on or before December 19, 2025 for $10.5 million. Clean Air Metals Inc. has also granted Triple Flag a right of first refusal on any future stream, royalty or similar financing for the Thunder Bay North Project and an area of interest around the project.

f.Gross Revenue Return and Stream on Prieska

On December 13, 2022, the Company announced that it had entered into definitive agreements with Orion Minerals Ltd. (“Orion”) for the acquisition of a 0.8% GRR royalty on copper, zinc, gold and silver from the Prieska copper-zinc mine in South Africa from Orion for A$10 million and an $80 million gold and silver stream on the Prieska copper-zinc mine in South Africa (the “Prieska Stream”).

The Prieska Stream requires Orion to deliver Triple Flag 84% of payable gold and 84% of payable silver, until 94.3 koz and 5,710 koz of gold and silver, respectively, have been delivered. Thereafter, the payable gold and silver under the Prieska Stream will be reduced to 50% for the remaining mine life. Under the terms of the Prieska Stream, the Company will make ongoing payments of 10% of the spot gold price for each ounce of gold and 10% of the spot silver price for each ounce of silver delivered under the Prieska Stream.

Payable gold and silver for the purposes of the Prieska Stream are determined using a fixed ratio to copper in concentrate until the respective delivery thresholds are met – 0.359 ounces of payable gold per tonne of copper contained in concentrate and 21.736 ounces of payable silver per tonne of copper contained in concentrate. Closing of the Prieska Stream is conditional upon obtaining South African Reserve Bank exchange control approvals, the mine being fully funded and the finalization of an executable mine plan to Triple Flag’s satisfaction. If the above conditions are met, funding is to be provided in tranches with each tranche subject to the mine continuing to be fully funded to production, among other conditions, and of an amount not to exceed planned expenditures for the next 90 days.

Closing of the Prieska GRR occurred in August 2023 following receipt of certain required approvals and satisfaction of applicable closing conditions. As at December 31, 2023, the Company had funded A$4 million towards the Prieska GRR and funded another A$2.2 million subsequent to the 2023 year-end.

g.Pumpkin Hollow (97.5% Gold and Silver Stream and 2% Open Pit Royalty)

On October 28, 2022, Nevada Copper Corp. (“Nevada Copper”) signed a restart financing package to support the restart and ramp-up of the Pumpkin Hollow underground copper mine. As part of this financing package, the Company provided $30 million of funding, consisting of a payment of $26.2 million for increasing the existing net smelter returns royalty on Nevada Copper’s open pit project from 0.7% to 2.0% and acceleration of the $3.8 million remaining funding under the metal purchase and sale agreement. Nevada Copper will have the option to buy down the royalty by 1.3% to the original 0.7% for $33 million until the earlier of (i) 24 months from the date that the amended and restated Open Pit royalty agreement is entered into; or (ii) a change of control of Nevada Copper. Discussions on enforcing this right are ongoing post the 2023 year-end.

In connection with the Nevada Copper restart financing package for operations at the Pumpkin Hollow mine, its senior credit facility was amended to provide for a new tranche of up to $25 million, of which the Company has committed $5 million.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

h.Steppe Gold Prepaid Gold Interest

On September 26, 2022, the Company entered into an agreement with Steppe Gold Ltd. to acquire a prepaid gold interest (the “Steppe Gold Prepaid Gold Interest”). Under the terms of the agreement, the Company made a cash payment of $4.8 million to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold to be delivered by Steppe Gold within eight months. The first delivery under the arrangement was made in December 2022 and final delivery under the arrangement was in May 2023.

The Steppe Gold Prepaid Gold Interest was accounted for as a financial asset at FVTPL and fair value was calculated based on the London Bullion Market Association (“LBMA”) PM fix on the last trading day of the quarter.

i.Credit Facility Amendment

On September 22, 2022, the Company extended the maturity of the $500 million Credit Facility by three years, with a new maturity date of August 30, 2026, and increased the uncommitted accordion from $100 million to $200, million for a total availability of up to $700 million. Under the amendment, the London Inter-Bank Offered Rate (“LIBOR”) benchmark interest rate was replaced by the Secured Overnight Financing Rate (“SOFR”). All other significant terms of the Credit Facility remain unchanged. Transaction costs relating to the amendment of $1.8 million were recorded in other assets on the effective date of the amendment and are amortized over the term of the amendment.

j.New York Stock Exchange Listing

On August 30, 2022, the Company commenced trading on the NYSE under the symbol “TFPM”, the same symbol the Company’s common shares trade under in Canadian dollars on the TSX. Prior to the NYSE listing, the Triple Flag common shares traded on the Toronto Stock Exchange (“TSX”) in both Canadian dollars (under the symbol “TFPM”) and U.S. dollars (under the symbol “TFPM.U”). On September 16, 2022, Triple Flag discontinued use of the TFPM.U ticker symbol.

k.Talon Royalty Buydown

On February 15, 2022, Talon Nickel (USA) LLC (“Talon”) exercised its right to reduce the royalty rate under the Tamarack royalty agreement from 3.5% to 1.85% of Talon’s interest in the Tamarack project in exchange for a payment of $4.5 million, resulting in a gain of $2.1 million. The Company acquired its royalty on the Tamarack project for $5.0 million in March 2019.

7. Cash and cash equivalents

As at December 31	2023	2022
Bank balances	$17,340	$34,748
Short-term deposits	39	36,350
Total cash and cash equivalents	$17,379	$71,098

Cash and cash equivalents include cash and money market investments with original maturities of less than 90 days.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

8. Amounts receivable and prepaid expenses

As at December 31	2023	2022
Royalties receivable	$11,655	$7,510
Other receivable[1]	7,142	551
Prepaid expenses	1,190	1,306
Sales tax recoverable	228	236
Total amounts receivable and prepaid expenses	$20,215	$9,603
1.	Includes a short-term promissory note to Elevation Gold Mining Corp. (“Elevation”) which is due on February 29, 2024.

Royalties receivable represent amounts that are generally collected within 60 days of quarter-end. Prepaid expenses largely represent various insurance programs that are in place.

9. Inventory

As at December 31	2023	2022
Gold credits[1]	$859	$—
Silver credits[2]	533	—
Total inventory	$1,392	$—
1.	Represents 1,073 oz of gold (2022: nil oz) and includes depletion of $0.6 million at December 31, 2023 (2022: $nil).
2.	Represents 44,950 oz of silver (2022: nil oz) and includes depletion of $0.4 million at December 31, 2023 (2022: $nil).

Inventory comprises unsold ounces of gold and silver credits acquired. Cost of sales represents the value of inventory expensed during the year.

10. Loans receivable

As at December 31	2023	2022
Loan Receivable – Elevation	$17,731	$—
Loan Receivable – Nevada Copper	11,840	—
Convertible Debenture – Excelsior Mining	1,638	—
Bridge Financing – Stornoway Diamonds	—	11,096
Total loans receivable	31,209	11,096
Provision for expected credit losses	(9,723)	—
Net loans receivable	21,486	11,096
Current portion	2,500	—
Loans Receivable – Long-term	$18,986	$11,096

In conjunction with the acquisition of Maverix, Triple Flag acquired a loan receivable from Elevation and subsequently provided an additional $2.0 million loan during the first quarter of 2023. On May 15, 2023, Triple Flag entered into an amended and restated loan agreement with Elevation and subsequently provided an additional $5.5 million loan during the second quarter of 2023. Under the terms of the amended and restated agreement, interest accrues at an interest rate of 10% per annum, payable quarterly. On December 15, 2023, the loan was further amended, resulting in mandatory repayments of $0.63 million per quarter, starting on March 15, 2024. The balance of the principle repayable is due on, or before, February 28, 2025.

In connection with the Nevada Copper restart financing package for operations at the Pumpkin Hollow mine, its senior credit facility was amended on October 28, 2022 to provide for a new tranche of up to $25 million. The Company funded $2.5 million on each of February 22, 2023 and March 13, 2023, respectively. Pursuant to the binding financing package agreement dated May 9, 2023, entered with Triple Flag, Pala Investments Limited and Mercuria Energy Holdings

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

(Singapore) Pte. Ltd, Triple Flag funded an additional $3.3 million to Nevada Copper during the second quarter of 2023. In September 2023, Triple Flag funded an additional $3.3 million, the last of its commitments under the financing package. The loan carries interest at SOFR plus an adjustment spread and a fixed margin. The loan matures on July 31, 2029 and can be repaid prior to maturity with no penalty.

On February 9, 2023, Triple Flag invested $1.5 million in Excelsior Mining Corp (“Excelsior”) in the form of a Convertible Debenture (“Debenture”). The Debenture matures on February 9, 2026 and carries interest at 10%. Interest is payable in cash or in Excelsior shares, at the election of Triple Flag. The Debenture also has a conversion feature whereby Triple Flag has the option to convert it into Excelsior shares prior to maturity.

The Bridge Financing represented a receivable under a bridge financing facility provided by certain secured lenders, including the Company, in June 2019 to Stornoway Diamonds (Canada) inc. (“Stornoway”) and certain of its subsidiaries. The loan receivable was written off during the year, resulting in an impairment charge of $11.7 million (Note 13).

The expected credit loss for the loans receivable is measured based on the general approach. On December 31, 2023, Triple Flag recorded a provision for expected credit loss against its loans receivable from Elevation of $9.7 million. Refer to Note 24 for more details.

11. Investments and prepaid gold interests

As at December 31	2023	2022
Prepaid gold interests – Auramet	$40,248	$—
Investments[1]	6,248	5,372
Prepaid gold interests – Steppe Gold	—	4,534
Total investments and prepaid gold interests	46,496	9,906
Current portion	13,947	9,906
Non-current portion	$32,549	$—

1.	The fair value of the level 1 investments is $4.7 million (2022: $3.0 million) and the fair value of the level 3 investments is $1.6 million (2022: $2.3 million). Refer to Note 25 for additional details.

Investments comprise equity interests and warrants in publicly traded and private companies and have been recorded at fair value. The fair value of public equity investments is classified as level 1 of the fair value hierarchy, as the main valuation inputs used are quoted prices in active markets. The fair value of private equity investments is classified as level 3, as the relevant observable inputs are not available.

On September 26, 2022, the Company entered into an agreement with Steppe Gold to acquire a prepaid gold interest. The Company made a cash payment of $4.8 million to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold. The Steppe Gold Prepaid Gold Interest was accounted for as a financial asset at fair value through profit or loss and fair value was calculated based on the LBMA PM fix on the last trading day of the reporting period. The final delivery was made in May 2023.

On January 19, 2023, as part of the Maverix acquisition, the Company acquired a prepaid gold interest with Auramet. The contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031 and after 50,000 ounces of gold have been delivered, Auramet shall have the option to terminate the prepaid interest agreement for a cash payment of $5 million less certain cash flows related to the gold deliveries. The Auramet Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss. The remaining contractual ounces

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

to be delivered as of December 31, 2023 are 37,500 ounces of gold. The prepaid interest is classified as level 2 of the fair value hierarchy.

For the year ended December 31, 2023, the Company recognized a gain of $1.5 million (2022: $4.0 million loss) as a result of changes in fair value of investments and prepaid gold interest.

12. Mineral interests

December 31, 2023	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2023	$1,281,254	$285,857	$1,567,111
Additions[2]	76,700	552,603	629,303
Disposals[3]	—	(3,000)	(3,000)
As at December 31, 2023	$1,357,954	$835,460	$2,193,414

Accumulated depletion and impairments
As at January 1, 2023	$(284,095)	$(54,845)	$(338,940)
Depletion	(44,747)	(21,390)	(66,137)
Impairment charges[4]	(8,448)	(6,836)	(15,284)
As at December 31, 2023	$(337,290)	$(83,071)	$(420,361)
Carrying value	$1,020,664	$752,389	$1,773,053

December 31, 2022	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2022	$1,277,091	$234,476	$1,511,567
Additions[5]	4,163	53,782	57,945
Disposals[6]	—	(2,401)	(2,401)
As at December 31, 2022	$1,281,254	$285,857	$1,567,111

Accumulated depletion and impairments
As at January 1, 2022	$(244,506)	$(41,828)	$(286,334)
Depletion	(39,589)	(9,417)	(49,006)
Impairment charges[7]	—	(3,600)	(3,600)
As at December 31, 2022	$(284,095)	$(54,845)	$(338,940)
Carrying value	$997,159	$231,012	$1,228,171
1.	Includes $1,168 million (2022: $1,036 million) of depletable mineral interest and $605 million (2022: $192 million) of non-depletable mineral interest.
2.	Reflects acquisition of Maverix, the Agbaou royalty ($15.5 million), the Clean Air Metals royalty ($3.7 million), the Stawell royalty ($16.6 million), the Prieska royalty ($3.5 million), the Nueva Recuperada royalty ($2.2 million) and the Johnson Camp Mine royalty ($5.5 million).
3.	Reflects the Eastern Borosi royalty buy-down ($1.0 million loss).
4.	Reflects impairment charges taken for the Renard stream ($8.5 million) and the Beaufor royalty ($6.8 million). Refer to Note 13 for further details.
5.	Reflects NCU Royalty and Stream amendment, acquisition of Clean Air Metals royalty, Beaufor royalty and Sofia royalty.
6.	Reflects Talon royalty buy-down in 2022 ($2.1 million gain).
7.	Reflects an impairment charge taken on the Beaufor royalty in 2022.

Significant cash flowing mineral interests acquired as part of the Maverix acquisition includes the following (see Note 6).

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Beta Hunt

Beta Hunt mine is located in the prolific Kambalda mining district, located 600km from Perth, Western Australia. As part of the royalty agreement with Karora Resources, operator of Beta Hunt, the Company holds a 3.25% GRR and 1.5% NSR royalty on gold as well as a 1.5% NSR royalty on nickel. The royalty is uncapped and has no buyback provisions. On acquisition, the fair value ascribed to the royalty interest was $46.4 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, forecast commodity prices and estimated future production over an eight-year life of mine.

Camino Rojo

Camino Rojo is a gold and silver open-pit oxide heap leach mine located in Mexico. As part of the royalty agreement with Orla Mining, operator of Camino Rojo, the Company holds a 2.0% NSR royalty. The royalty is uncapped and has no buyback provisions. On acquisition, the fair value ascribed to the royalty interest was $27.4 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, forecast commodity prices and estimated future production over a 10-year life of mine.

El Mochito

El Mochito is a polymetallic mine located in north-western Honduras. Under the stream arrangement with Kirungu, the operator of El Mochito mine, the Company receives 25% of the silver produced from the mine with an ongoing payment of 25% of spot silver price. The stream is uncapped and has no buyback provisions. On acquisition, the fair value ascribed to the stream interest was $24.3 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, forecast commodity prices and estimated future production over a nine-year life of mine.

La Colorada

La Colorada mine is a long-life underground polymetallic mine located in Mexico. Under the stream agreement with Pan American Silver, operator of La Colorada mine, the Company receives 100% of the gold produced from the mine with an ongoing payment of $650 per ounce of gold. The stream is uncapped and has no buyback provisions. On acquisition, the fair value ascribed to the stream interest was $22.5 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, forecast commodity prices and estimated future production over an 18-year life of mine.

13. Impairments of streams, royalties and other interests

In accordance with the Company’s accounting policy, non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable or is understated. Impairments in the carrying value of each CGU are measured and recorded to the extent that the carrying value of each CGU exceeds its estimated recoverable amount, which is the higher of FVLCD and VIU, which is generally calculated using an estimate of future discounted cash flows.

For the years ended December 31, 2023 and 2022, the Company reviewed all assets for indicators of impairment or reversal of impairment for the Company’s mineral interests and concluded there were no indicators of impairment or reversal of impairment, except as noted below.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Stornoway Diamonds (Canada) inc.

During the three months ended September 30, 2023, the Renard mine, operated by Stornoway, experienced financial difficulties due to adverse market conditions, such as increased operational costs due to inflationary pressures, and the continued decline of diamond prices due to lower demand. On September 27, 2023, this was further exacerbated by India’s diamond trade bodies urging its members to halt imports of rough diamonds from mid-October to mid-December to manage supplies. As a result of the prolonged softening of the diamond market over the third quarter, Triple Flag concluded that an indicator of impairment existed. Management performed an impairment analysis for the Renard stream in accordance with IAS 36 and for the Bridge Financing under IFRS 9.

Triple Flag considered a variety of factors to determine the recoverable amount of the Renard stream and the recoverability of the loan receivable, including cash flows expected to be generated from the Renard mine over the estimated life of mine under different mine plans and diamond price scenarios. On October 27, 2023, the Renard mine was placed in care and maintenance and Stornoway filed for creditor protection under the Companies’ Creditors Arrangement Act in Quebec.

As a result, Triple Flag concluded that there is no reasonable expectation of recovery of the loan receivable and determined that the recoverable amount of the Renard stream was nil, resulting in a total impairment charge of $20.2 million, of which $11.7 million related to the bridge loan receivable and $8.5 million to the mineral interest.

Beaufor

In the second half of 2022, Monarch Mining Corporation (“Monarch”), owner of the Beaufor mine, suspended its operations at the Beaufor mine due to financial and operational challenges. On September 27, 2022, the mine was put on care and maintenance for an indefinite period. Due to the continued suspension of operations at the Beaufor mine, the Company concluded that this was a triggering event. As a result, management performed an impairment analysis for the Beaufor royalty investment as at December 31, 2022, resulting in the Beaufor royalty being written down to its estimated recoverable amount of $6.8 million.

During the three months ended September 30, 2023, management concluded that the continued suspension of operations at the Beaufor mine, now exceeding 12 months, coupled with the market activity and financial position of Monarch as at June 30, 2023, was a triggering event. Triple Flag considered a variety of factors to determine the recoverable amount of the Beaufor royalty, including cash flows expected to be generated from the Beaufor mine over the estimated life of mine.

Triple Flag determined the recoverable amount of the Beaufor royalty investment to be nil and therefore recorded an impairment charge of $6.8 million.

14. Amounts payable and other liabilities

As at December 31	2023	2022
Accrued liabilities[1]	$13,630	$9,363
Share-based payments (Note 20)	811	434
Amounts payable	628	1,027
Accrued interest[2]	597	496
Total amounts payable and other liabilities	$15,666	$11,320
1.	Accrued liabilities include accruals for annual short-term incentive plan and services performed as well as an accrual for the Automatic Share Purchase Plan (“ASPP”) ($8 million).
2.	Accrued interest represents standby charges accrued on the Credit Facility.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

15. Debt

As at December 31	2023	2022
Debt – beginning of year	$—	$—
Revolving Credit Facility drawdown	130,000	—
Repayments	(73,000)	—
Debt	$57,000	$—

Revolving Credit Facility

The Credit Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of mineral interests and other assets. The Credit Facility is secured by the Company’s assets, present and future (including mineral interests and other assets).

Advances under the Credit Facility can be drawn as follows:

●	Base rate loans with interest payable monthly at the greater of (a) the aggregate of (i) the Federal Funds Effective Rate and (ii) 1/2 of 1.0% per annum and (b) the Base Rate Canada, plus between 0.75% and 1.75% per annum (December 31, 2022: 0.75% and 1.75% per annum) depending upon the Company’s leverage ratio; or
●	SOFR loans for periods of one, two, three or six months with interest payable at a rate of SOFR, plus between 1.75% and 2.75% per annum (December 31, 2022: 1.75% and 2.75% per annum), depending on the Company’s leverage ratio.

As at December 31, 2023, a total of $57 million of the Credit Facility was drawn down (December 31, 2022: $nil). Finance costs, net for the year ended December 31, 2023 were $7.2 million (2022: $3.2 million), including interest charges and standby fees. Standby fees range from 0.39% to 0.62% per annum (2022: 0.39% to 0.62% per annum) depending on the Company’s leverage ratio, even if no amounts are outstanding under the Credit Facility. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios. As at December 31, 2023, all such ratios and requirements were met.

16. Operating expenses by nature1

For the years ended December 31	2023	2022
Employee costs[2,3]	$14,533	$11,890
Office, insurance and other expenses	5,000	4,113
Professional services[3]	4,412	2,115
Amortization	369	374
Total operating expenses	$24,314	$18,492

1.Includes general administration costs and business development costs.

2.Includes share-based compensation expense of $5.3 million (2022: $5.1 million).

3.Certain costs have been presented within business development costs due to their nature.

17. Finance costs, net

For the years ended December 31	2023	2022
Interest expense – debt and lease obligation	$7,322	$3,312
Interest income	(3,200)	(1,899)
Total finance costs, net	$4,122	$1,413

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

18. Commitments and contingencies

Commitments

Mineral interests

The following table summarizes the Company’s commitments to make per unit cash payments for metal to which it has the contractual right pursuant to the metal purchase and sale agreement:

Attributable
Mineral interest	Commodity	Inception date		volume purchased	Per unit cash payment	Term
Cerro Lindo	Silver	Dec. 20, 2016		65%[1]	10% of monthly average	Life of mine
Altan Tsagaan Ovoo	Gold	Aug. 11, 2017		25%[2]	17% of spot	Life of mine
Altan Tsagaan Ovoo	Silver	Aug. 11, 2017		50%[3]	17% of spot	Life of mine
Pumpkin Hollow	Gold	Dec. 21, 2017		97.5%[4]	5% of spot	Life of mine
Pumpkin Hollow	Silver	Dec. 21, 2017		97.5%[4]	5% of spot	Life of mine
Gunnison	Copper	Oct. 30, 2018		16.5%[5]	25% of spot	Life of mine
Buriticá	Silver	Mar. 15, 2019		100%[6]	5% of spot	Life of mine
RBPlat	Gold	Jan. 23, 2020		70%[7]	5% of spot	Life of mine
Northparkes	Gold	Jul. 10, 2020		54%[8]	10% of spot	Life of mine
Northparkes	Silver	Jul. 10, 2020		80%[8]	10% of spot	Life of mine
La Bolsa	Gold	Jan. 19, 2023	[9]	5%	Lesser of $450 and spot	Life of mine
La Colorada	Gold	Jan. 19, 2023	[9]	100%	Lesser of $650 and spot	Life of mine
El Mochito	Silver	Jan. 19, 2023	[9]	25%	25% of spot	Life of mine
Moss	Silver	Jan. 19, 2023	[9]	100%	20% of spot	Life of mine

Prepaid gold interests
Auramet	Gold	Jan. 19, 2023	[9]	1,250 ounces per quarter	16% of spot	Commercial conditions milestones	[10]
1.	65% of payable silver produced from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter.
2.	25% of gold from Altan Tsagaan Ovoo (“ATO”) until 46,000 ounces of gold have been delivered and thereafter, 25% of gold subject to an annual cap of 7,125 ounces.
3.	50% of silver from ATO until 375,000 ounces of silver have been delivered and thereafter, 50% of silver subject to an annual cap of 59,315 ounces.
4.	Streamed gold is to be based on a fixed gold-to-copper ratio (being 162.5 ounces of gold for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% gold stream percentage and streamed silver is to be based on a fixed silver-to-copper ratio (being 3,131 ounces of silver for each million pounds of payable copper over the life of the asset) multiplied by a 97.5% silver stream percentage.
5.	The stream percentage of refined copper produced from the Gunnison mine ranges from 3.5% to 16.5% depending on the Gunnison mine’s total production capacity, with the stream percentage starting at 16.5% and decreasing as the Gunnison project’s production capacity increases. Triple Flag has the option to increase its stream participation percentage by paying an additional deposit of an amount up to US$65 million.
6.	The streamed silver is to be based on a fixed silver-to-gold ratio of 1.84 over the life of the asset.
7.	70% of payable gold produced until 261,000 ounces have been delivered and 42% thereafter.
8.	54% of payable gold produced until 630,000 ounces have been delivered and 27% thereafter, 80% of payable silver produced until 9,000,000 ounces have been delivered and 40% thereafter.
9.	Acquired pursuant to the Maverix acquisition.
10.	On and after September 27, 2031 and the delivery of 50,000 ounces of gold.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Contingencies

i.	Kemess Project

On May 16, 2018, Triple Flag entered into a silver purchase and sale agreement in relation to silver production from the Kemess project. In exchange for an upfront deposit of $45 million and ongoing payments of 10% of the average five-day silver market price for each ounce of silver purchased, Triple Flag will receive 100% of the payable silver produced at the mine, subject to a fixed ratio floor of 5.5755 ounces of silver for each 1,000 pounds of copper produced from the Kemess underground area and fixed payable metal percentages for copper and silver. The upfront deposit is to be paid in four instalments: $10 million upon a construction decision, $10 million on the first anniversary of the initial payment, and two $12.5 million payments on the following two anniversaries.

Funding of the upfront deposit is subject to certain closing conditions, including the public announcement by Centerra Gold Inc. of a construction decision. To date, no construction decision has been announced.

ii.	Nevada Copper Stream Amendment and Acquisition of Royalties

On October 28, 2022, under the most recent stream amendment, the Company accelerated the payment of the remaining unfunded deposit in the amount of $3.8 million. Pursuant to the purchase of a 2% NSR royalty on the Tedeboy Area, a contingent payment of $5.0 million will be funded upon commencement of commercial production.

19. Related party transactions

The Company’s related parties include its subsidiaries and key management personnel. During the normal course of operations, the Company enters into transactions with its subsidiaries for services. Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. There were no other material related party transactions reported in the year.

The Company’s related parties are its key management personnel and its Directors, as well as Triple Flag Mining Aggregator S.à r.l. (“Aggregator”). Aggregator owns a majority of the issued and outstanding common shares of the Company and is controlled by certain investment funds advised by Elliott Investment Management L.P. and its affiliates.

Compensation for key management personnel of the Company was as follows:

For the years ended December 31	2023	2022
Salaries and short-term employee benefits[1]	$9,234	$6,836
Share-based payments[2]	5,299	5,054
	$14,533	$11,890
1.	Includes salary, benefits, and bonuses earned in the period.
2.	Represents stock options, restricted share units, and deferred share units.

20. Stock-based compensation

Stock options

Under the Company’s SOP, certain employees and officers may purchase common shares at an exercise price determined by the Board, which may not be less than the fair market value of a common share (being the closing price of a common share on the NYSE on the last trading day immediately prior to the applicable date on which the stock option is granted). Stock options vest equally in annual instalments over three years and have a seven-year expiry.

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

At December 31, 2023, 3,957,362 (2022: 3,032,771) stock options were granted and outstanding. The options are expected to expire seven years after the grant date with the 2023 grant having an exercise price equal to the offering price of $13.73 (2022 grant: $13.00) per share. The options were valued using the Black-Scholes model and incorporated several key assumptions, which include volatility of 36% (2022: 31%), expected dividend yield of 1.5% (2022: 1.5%), option life of 4.5 years (2022: 4.5 years), forfeiture rate of 10% (2022: 10%) and risk-free rate of 3% (2022: 1.5%) for the 2023 grant. The options will vest one-third on each of the following three anniversaries of the grant date.

The expected volatility assumptions have been developed taking into consideration the historical volatility of comparable peer companies. Expected life of the option is derived from the option valuation model, factoring in vesting and expiry of the options. Forfeitures have also been factored in based on historical forfeiture rates. The risk-free rate is based on the Government of Canada benchmark bond yields in effect at the time of the grant.

Compensation expense for stock options was $3.4 million in 2023 (2022: $3.3 million) and is presented as a component of employee costs within operating expenses. Options of 1,507,172 (2022: 505,970) were available to be exercised as at December 31, 2023, but no options were exercised.

Employee Stock Option Activity

	2023		2022
	Options	Average exercise price	Options	Average exercise price
At January 1	3,032,771	$13.00	1,517,910	$13.00
Granted	966,413	13.73	1,514,861	13.00
Forfeited	(41,822)	13.35	—	—
At December 31	3,957,362	$13.17	3,032,771	$13.00

Stock Options Outstanding

	Non-exercisable				Exercisable
		Average	Average life	Intrinsic		Average	Intrinsic
Exercise price	Options	price	(years)	value[1]	Options	price	value[1]
$13.17	2,450,190	$13.27	4.5	$466	1,507,172	$13.00	467
1.	Based on the closing market share price on December 31, 2023 of $13.31.

As at December 31, 2023, there was $2.2 million (2022: $2.4 million) of total unrecognized compensation cost relating to stock options. The Company expects to recognize this cost over a weighted average period of 0.7 years.

Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

During the year ended December 31, 2023, 120,065 RSUs (2022: 69,102) were awarded to employees and officers of the Company. The RSUs will vest in full on the third anniversary of the grant date, with additional RSUs credited to reflect dividends paid over the vesting period. Included in the Company’s stock-based compensation expense is an amount of $1.0 million (2022: $0.6 million) relating to RSUs. As at December 31, 2023, there was $1.5 million (2022: $1.1 million) of total unrecognized non-cash stock-based compensation expense relating to unvested RSUs granted, which is expected to be recognized over a weighted average period of 1.8 years. The value of the RSU liability as at December 31, 2023 was $1.8 million (2022: $0.8 million), of which $0.8 million (2022: $nil) is current.

During the year ended December 31, 2023, 66,504 DSUs (2022: 72,439) were granted to its non-executive independent Directors under the DSU Plan. Additional DSUs are credited to reflect dividends paid. All outstanding DSUs granted are available to be redeemed on December 31, 2023. 25,434 DSUs were redeemed during the year at a total value of $0.3 million. The mark-to-market adjustment recorded for the year ended December 31, 2023 in respect of the DSU Plan

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

resulted in an increase in the DSU liability of $0.06 million (2022: $0.1 million). The value of the DSU liability as at December 31, 2023 was $2.5 million (2022: $2.0 million), of which $nil (2022: $0.4 million) has been classified as current.

21. Income taxes

a.	Income tax expense

For the years ended December 31	2023	2022
Current income tax expense	$4,687	$5,559
Deferred tax recovery	(4,580)	(770)
Income tax expense	$107	$4,789

For the years ended December 31	2023	2022
Tax expense related to continuing operations
Current
Canada	$860	$—
International	3,827	5,559
	4,687	5,559
Deferred
Canada	(4,468)	(807)
International	(112)	37
	(4,580)	(770)
Income tax expense	$107	$4,789

A reconciliation between income tax expense and the product of accounting profit multiplied by the Company’s weighted average tax rate applicable to profits of the consolidated entities is provided below:

For the years ended December 31	2023	2022
Earnings before income taxes	$36,389	$59,875

At 26.5% statutory rate	$9,643	$15,867
Tax effects of:
Differences in foreign statutory tax rates	(14,911)	(12,901)
Temporary difference subject to Initial Recognition Exemption	4,000	668
Deferred tax asset not recognized	3,104	—
Income/expenses not taxed	(628)	1,105
Adjustments in respect to prior year	(465)	(392)
Impact of foreign exchange on deferred tax balance	(253)	368
Other	(383)	74
Income tax expense	$107	$4,789

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

b.	Deferred income tax

The significant components of deferred income tax assets and liabilities as at December 31, 2023 and 2022, respectively, were as follows:

Summary of Deferred Income Tax Assets and Liabilities

For the years ended December 31	2023	2022
Deferred tax assets
Non-capital loss carryforwards	$19,541	$11,908
Stream and other assets	7,298	980
	26,839	12,888
Deferred tax liabilities
Royalties and other assets	(21,134)	(11,763)
	5,705	1,125
Classification
Non-current assets	9,343	2,610
Non-current liabilities	(3,638)	(1,485)
	$5,705	$1,125

Movement in Net Deferred Taxes

For the years ended December 31	2023	2022
Balance, beginning of the year	$1,125	$163
Recognized in profit and loss	4,580	770
Corporate Minimum Tax	—	192
Balance, end of year	$5,705	$1,125

Changes in deferred tax assets and liabilities have been recorded in net earnings for all periods presented.

Non-Capital Losses

Non-capital losses (“NCLs”) generated in Canada that are not utilized will expire in a period of 20 years from the date of incurrence. As a result, the current non-capital loss balance has losses that expire between 2039 and 2042, as follows:

Year of Expiry	2039	2040	2041	2042	Total
NCLs	$18,133	$7,535	$12,928	$2,755	$41,351

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

22. Shareholders’ equity

Share capital

The Company is authorized to issue an unlimited number of common and preferred shares. At December 31, 2023, the share capital comprised 201,353,962 common shares with no par value.

	Number of common shares	Share capital
Balance at December 31, 2021	156,036,737	$1,253,013
Normal course issuer bid purchase of common shares	(351,144)	(2,819)
Balance at December 31, 2022	155,685,593	$1,250,194
Issuance of shares pursuant to the Maverix acquisition	45,097,390	491,111
Exercise of stock options	256,799	442
Issuance of shares upon exercise of warrants[1]	1,800,000	24,336
Normal course issuer bid purchase of common shares and ASPP	(1,485,820)	(16,903)
Balance at December 31, 2023	201,353,962	$1,749,180
1.	On April 12, 2023, the holder of 1,800,000 Triple Flag share warrants, exercised the warrants and acquired 1,800,000 Triple Flag shares at an exercise price of $9.11 per share.

In November 2023, Triple Flag received approval from the TSX to renew its normal course issuer bid (“NCIB”). Under the NCIB, the Company may acquire up to 10,078,488 (2022 NCIB: 2,000,000) of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2024. Daily purchases will be limited to 26,350 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2023 to October 31, 2023, except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled.

For the year ended December 31, 2023, the Company purchased 1,485,820 (2022: 351,144) of its common shares under the NCIB for $20.7 million (2022: $4.1 million), of which $13.9 million (2022: $2.8 million) was share capital.

In connection with the NCIB, the Company established an ASPP with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. The Company accrued $8 million (2022: nil) for share repurchases under the ASPP for the self-imposed blackout period over the year-end reporting period.

Dividends

In 2023, we declared and paid dividends in United States dollars totaling $41.3 million (2022: $30.4 million), which equates to an average dividend per share of $0.0513 (2022: $0.0488) per declaration. For the year ended December 31, 2023, no shares were issued from treasury for participation in the Distribution Reinvestment Plan (“DRIP”).

23. Capital management

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, meet contractual obligations under stream agreements with respect to mineral interests and facilitate debt repayments.

The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company’s assets. For effective capital management, the Company

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

implemented planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at December 31, 2023, the Company expects its capital resources and projected future cash flows from operations will be sufficient to support its normal operating requirements on an ongoing basis. Refer to the liquidity risk section of Note 24 for further discussion of the availability of funds to the Company.

The Company is not subject to material externally imposed capital requirements and is in compliance with all its covenants under its Credit Facility (refer to Note 15) as at December 31, 2023.

24. Financial instruments

The Company’s financial instruments include cash and cash equivalents, amounts receivable (excluding sales taxes and prepaid expenses), investments and loans receivable, amounts payable and other liabilities, lease obligations and debt.

The Company applies all of the requirements of IFRS 9 to its financial instruments. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in debt or credit quality since initial recognition.

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment. The Company’s financial assets that are subject to credit risk include cash and cash equivalents, amounts receivable (excluding sales taxes and prepaid expenses) and loans receivable. The amounts receivable (excluding sales taxes and prepaid expenses) are carried at amortized cost and had a carrying value of $18.8 million as at December 31, 2023 (2022: $8.0 million) with loans receivable at a carrying value of $21.5 million (2022: $11.1 million).

The expected credit loss for the loans receivable is measured based on the general approach. On December 31, 2023, Triple Flag recorded a provision for expected credit loss against its loans receivable of $9.7 million. The expected credit loss was estimated as the difference between the contractual cash flows that are due to Triple Flag and the cash flows that management expects to receive, discounted at the original effective interest rate. Cash flows that management expects to receive are based on the expected ability of the counterparties to repay the amounts owed, which is dependent on a variety of factors including, among others, production results, operating costs, commodity prices and capital requirements. Triple Flag considered both quantitative and qualitative factors as part of this assessment.

The Company applies the simplified approach permitted by IFRS 9 for amounts receivable, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. Considering the current turnover and credit risk associated with the amounts receivable (excluding sales taxes and prepaid expenses), the application of the expected credit loss model did not have a significant impact, because the Company determined that the expected credit losses on these financial assets were nominal.

To provide an indication of the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 11 for additional details on investments that are measured at fair value.

The carrying value of amounts receivable (excluding sales taxes and prepaid expenses), cash and cash equivalents, investments, loans receivable, amounts payable and other liabilities, and debt approximates their fair value. Financial assets and financial liabilities as at December 31, 2023 and December 31, 2022 were as follows:

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

		Financial Assets	Financial Liabilities
As at December 31, 2023	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$17,379	$—
Amounts receivable (excluding sales taxes and prepaid expenses)	—	18,797	—
Investments and prepaid gold interests	46,496	—	—
Loans receivable	—	21,486	—
Amounts payable and other liabilities	—	—	15,666
Debt	—	—	57,000
Total	$46,496	$57,662	$72,666

		Financial Assets	Financial Liabilities
As at December 31, 2022	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$71,098	$—
Amounts receivable (excluding sales taxes and prepaid expenses)	—	8,061	—
Investments and prepaid gold interests	9,906	—	—
Loans receivable	—	11,096	—
Amounts payable and other liabilities	—	—	11,320
Total	$9,906	$90,255	$11,320

25. Financial risk exposure and risk management

The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. The Company is exposed to the following types of risk and manages them as follows:

a.	Currency risk

As the Company evaluates potential mining interests across the globe, some of the Company’s financial instruments and transactions are denominated in currencies other than the U.S. dollar. The fluctuation of the U.S. dollar in relation to different currencies will consequently have an impact upon the expenses and profitability of the Company and may also affect the value of the Company’s assets.

To mitigate this risk, the Company maintains the majority of its cash balances in U.S. dollars and purchases of foreign currencies are made only as and when required, at the prevailing spot price, to fund corporate activities and facilitate payments.

b.	Interest rate risk

Interest rate risk is the risk that the fair value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates.

The only liability subject to interest is the Credit Facility, which bears a variable interest rate when drawn. The undrawn Credit Facility is subject to standby charges linked to interest rates. An increase of 1% in interest rates would have resulted in a decrease in net income of $0.5 million (2022: $nil).

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

c.	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company’s royalty receivables, loans receivable, cash and cash equivalents, and short-term investments.

The Company’s metals received from the various mineral interests are sold to a third-party broker and have limited credit risk.

The Company receives royalty payments on a quarterly basis and the risk associated with collection of royalties is minimal since the royalty payments are from mines that generally generate cash flows.

Credit approvals and other monitoring procedures are also in place to ensure that follow-up action is taken to recover overdue loans receivable amounts, with management being proactively involved in discussions with counterparties to whom loans are provided. Furthermore, the Company reviews the recoverable amount of each loan receivable on an individual basis at the end of the reporting period to ensure that an adequate loss allowance is made where management determines there to be an expected credit loss. In doing so the Company has decided to recognize a $9.7 million ECL at year-end to account for the increase in credit risk on its loans receivable from Elevation.

In the case of other receivables of financing facilities, the Company performs either a credit analysis or ensures that it has sufficient guarantees in case of non-payment by the third party to cover the net book value of the note receivable.

The Company manages counterparty credit risk, in respect of cash and cash equivalents, by maintaining bank accounts with highly rated U.S. and Canadian banks. As at December 31, 2023, the Company’s cash and cash equivalents are maintained with U.S. and Canadian banks with a minimum A1/P1 rating.

d.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company finances its operations through a combination of operating cash flows and debt. The Company primarily uses funds generated from operating activities to fund operational expenses and interest and principal payments on its borrowings. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, and by utilizing access to undrawn credit facilities.

The Company believes its cash on hand and estimated cash flows from royalties and the sale of metal credits will be sufficient to fund its anticipated operating cash requirements for the next 12 months.

Below is a maturity analysis of the Company’s undiscounted financial liabilities and contractual obligations:

		Less than one	One to three	After three
As at December 31, 2023	Total	year	years	years
Amounts payable and other liabilities	$15,666	$15,666	$—	$—
Lease obligation	2,573	444	933	1,196
Debt	57,000	—	57,000	—
Total contractual obligations	$75,239	$16,110	$57,933	$1,196

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

		Less than one	One to three	After three
As at December 31, 2022	Total	year	years	years
Amounts payable and other liabilities	$11,320	$11,320	$—	$—
Lease obligation	2,340	317	612	1,411
Total contractual obligations	$13,660	$11,637	$612	$1,411

e.	Commodity price risk

The profitability of the Company’s operations and mineral interests relates primarily to the market price and outlook of gold and silver.

Commodity prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control including, but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative or hedging activities, macro-economic variables, geopolitical events and certain other factors related specifically to gold (including central bank reserves management).

To the extent that the price of commodities increases over time, the fair value of the Company’s mineral interests will increase and cash flows will improve; conversely, declines in the price of a commodity will reduce the fair value of mineral interests and cash flows. A protracted period of depressed prices could impair the Company’s operations and acquisition opportunities, and significantly erode shareholder value.

An increase/(decrease) of 10% in the price of gold and silver, the Company’s two largest net revenue sources, would result in an increase/(decrease) of net earnings of approximately $10.1 million (2022: $6.7 million) and $6.7 million (2022: $5.5 million), respectively. The Company does not use derivatives to mitigate its exposure to commodity price risk.

26. Revenue

Revenue is comprised of the following:

For the years ended December 31	2023	2022
Revenue from contracts with customers
Streaming and related interests
Gold	$74,743	$50,222
Silver	74,275	61,051
Other	8,139	10,301
Royalty Interests	46,867	28,705
Revenue – other	—	1,606
Total revenues	$204,024	$151,885

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Stream and royalty interest revenues were mainly earned from the following mineral interests:

For the years ended December 31	2023	2022
Revenue from contracts with customers
Streaming and related interests
Cerro Lindo	$45,602	$46,742
Northparkes	28,337	25,316
Altan Tsagaan Ovoo	19,030	15,503
RBPlat	12,487	13,817
Moss	12,071	—
Buriticá	11,352	9,150
Auramet	9,794	—
Renard	7,735	9,437
La Colorada	5,149	—
Other	5,600	1,609
	$157,157	$121,574
Royalty Interests
Fosterville	$9,923	$15,275
Beta Hunt	9,498	—
Young-Davidson	5,218	5,602
Camino Rojo	4,459	—
Florida Canyon	4,098	—
Dargues	3,094	4,218
Agbaou	2,570	—
Stawell	1,621	1,269
Other	6,386	2,341
	$46,867	$28,705
Revenue from contracts with customers	$204,024	$150,279
Revenue – other	$—	$1,606
Total revenues	$204,024	$151,885

27. Segment disclosure

The Company’s business is organized into one single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.

Geographic revenues from the sale of metals and diamonds received or acquired from streams and royalties is determined by the location of the mining operations giving rise to the stream or royalty interest.

For the years ended December 31, 2023 and 2022, stream and royalty revenues were mainly earned from the following jurisdictions:

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Revenue by geography

For the years ended December 31	2023	2022
Australia[1]	$54,064	$47,482
Peru[2]	45,863	46,742
United States[3]	26,366	1,609
Mongolia[4]	19,030	15,503
Canada[5]	15,967	17,582
South Africa[4]	12,487	13,817
Colombia[4]	11,352	9,150
Mexico[6]	10,887	—
Other[7]	8,008	—
Total revenues	$204,024	$151,885
1.	Includes revenue from streams for the year ended December 31, 2023 of $28.3 million (2022: $25.3 million) and revenues from royalties for the year ended December 31, 2023 of $25.7 million (2022: $22.2 million).
2.	Includes revenue from streams for the year ended December 31, 2023 of $45.6 million (2022: $46.8 million) and revenues from royalties for the year ended December 31, 2023 of $0.3 million (2022: $nil).
3.	Includes revenue from streams and related interests for the year ended December 31, 2023 of $22.3 million (2022: $1.6 million) and revenues from royalties for the year ended December 31, 2023 of $4.1 million (2022: $nil).
4.	All revenue from streams.
5.	Includes revenue from streams for the year ended December 31, 2023 of $7.7 million (2022: $9.4 million), revenues from royalties for the year ended December 31, 2023 of $8.2 million (2022: $6.5 million) and other revenue of $nil (2022: $1.6 million).
6.	Includes revenue from streams for the year ended December 31, 2023 of $5.1 million (2022: $nil) and revenues from royalties for the year ended December 31, 2023 of $5.7 million (2022: $nil).
7.	Includes revenue from streams for the year ended December 31, 2023 of $5.2 million (2022: $nil) and revenues from royalties for the year ended December 31, 2023 of $2.8 million (2022: $nil). Includes revenue from Cote d’Ivoire and Honduras.

For the years ended December 31, 2023 and 2022, non-current assets were located in the following jurisdictions:

As at December 31	2023	2022
Australia	$636,310	$572,988
United States	399,051	200,457
Canada	254,066	151,800
South Africa	130,975	131,345
Peru	115,179	95,620
Mexico	72,826	—
Cote d’Ivoire	59,321	—
Colombia	46,040	48,577
Chile	31,764	20,172
Guatemala	24,900	—
Honduras	22,268	—
Mongolia	18,110	19,315
Other	26,616	6,150
Total non-current assets	$1,837,426	$1,246,424

Triple Flag Precious Metals Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

28. Changes in working capital

As at December 31	2023	2022
Increase in amounts receivable and other assets	$(4,168)	$(4,828)
(Increase)/decrease in inventory[1]	(363)	293
Decrease in loans receivable	—	1,126
Increase in amounts payable and other liabilities	2,799	3,009
Change in working capital	$(1,732)	$(400)
1.	Excludes depletion.

29. Earnings per share – basic and diluted

	For the year ended December 31
	2023		2022
	Basic	Diluted	Basic	Diluted
Net earnings	$36,282	$36,282	$55,086	$55,086
Weighted average shares outstanding	199,327,784	199,519,312	155,950,659	155,950,659
Earnings per share	$0.18	$0.18	$0.35	$0.35